July 30, 2019

Austin Singleton
Chief Executive Officer
OneWater Marine Inc.
6275 Lanier Islands Parkway
Buford, GA 30518

       Re: OneWater Marine Inc.
           Supplemental Responses
           Submitted July 24, 2019
           Registration Statement on Form S-1
           File No. 333-232639

Dear Mr. Singleton:

       We have reviewed your supplemental responses and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 23, 2019 letter.

Supplemental responses dated July 24, 2019

Preliminary Financial Results for the Nine Months Ended June 30, 2019, page 7

1. It appears that the amounts presented for depreciation and amortization and gain on settlement of contingent consideration in the reconciliation table of adjusted EBITDA to net income (loss) for the nine months ended June 30, 2019 may inadvertently reflect the same amounts. Please revise or advise.
Summary Historical and Pro Forma Consolidated Financial and Operating Data, page 20

2. We note several inconsistencies in certain pro forma operating data as of and for the six months ended March 31, 2019 and for the year ended September 30, 2018 as compared to
 Austin Singleton
FirstName Marine Inc.
OneWater LastNameAustin Singleton
Comapany NameOneWater Marine Inc.
July 30, 2019
July 30, 2019 Page 2
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FirstName LastName
         the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62, the unaudited pro forma consolidated statement of operations for the six months ended March
         31, 2019 on page 64 and the unaudited pro forma consolidated statement of operations for the year ended September 30, 2018 on page 66. Please revise the inconsistencies in your disclosure.
Investors in this offering will experience immediate and substantial dilution of $39.19 per share, page 45

3.       Amounts disclosed do not agree to the dilution table on page 58.
Please revise.
Capitalization, page 56

4. We note that the pro forma amounts for OneWater Inc. related to long-term debt, additional paid-in capital, and total member/stockholders' equity presented in the capitalization table differ from the pro forma amounts presented in the unaudited pro forma consolidated balance sheet for OneWater Inc. as of March 31, 2019 on page 62.
         Please revise or advise.
Dilution, page 58

5. We note your calculation of as adjusted pro forma net tangible book value of $6.7 million as of March 31, 2019. However, based on the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62, it appears that your as adjusted pro forma net tangible book value is $7.7 million. Please revise or advise.
6. Reference is made to the second table on page 58. Please tell us how you determined total consideration paid by legacy owners. Please also explain how to reconcile total consideration to the unaudited pro forma consolidated balance sheet as of March 31, 2019 on page 62.
Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2019, page 62

7. Please expand your equity section to disclose the number of equity units authorized and outstanding by class on a pro forma basis.
8. It appears that the total liabilities amount in the offering adjustments column should be
         $6,980. Please revise or advise.

Unaudited Pro Forma Consolidated Statements of Operations for the Six Months Ended March
31, 2019, page 64

9. Please expand pro forma adjustment in Note (10) to disclose how you calculated the total weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of Class A common stock).
 Austin Singleton
OneWater Marine Inc.
July 30, 2019
Page 3


10. Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock) and pro forma diluted net income available to Class A common stock per share disclosed in (10) do not agree to the unaudited pro forma statements of operation and disclosure elsewhere in the filing. Please revise or advise.
22 Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders, page F-49

11. The narrative discloses that you give effect to 4,769 shares of common stock and the table gives effect to 1,382 shares of common stock. Please revise the inconsistency or advise.
        You may contact Yolanda Guobadia, Staff Accountant at 202-551-3562 or
Adam
Phippen, Staff Accoutant at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-
551-3342 or Mara Ransom, Assistant Director at 202-551-3264 with any other questions.



FirstName LastNameAustin Singleton                            Sincerely,
Comapany NameOneWater Marine Inc.
                                                              Division of
Corporation Finance
July 30, 2019 Page 3                                          Office of
Consumer Products
FirstName LastName